Exhibit 12-a
ADC Telecommunications
Ratio of Earnings to Fixed Charges
Instructions to Paragraph 503(d) — SEC Handbook
(in millions)

	Fiscal Year Ended October 31
	2007	2006	2005	2004	2003

Earnings
Income (loss) before income taxes	$116.6	$57.6	$106.0	$33.6	$(74.1)

ADD
+ Income or loss from equity investees	(0.1)	(0.5)	—	—	—
+ Fixed Charges	19.8	18.6	13.5	13.1	6.6

Total Earnings	$136.3	$75.7	$119.5	$46.7	$(67.5)

Fixed Charges
Interest Expensed	$14.8	$14.3	$9.7	$7.2	$3.0
Amortized premiums, discounts & capitalized expenses related to indebtedness	1.5	1.5	1.5	1.6	0.6
Interest Within Rental Expense	3.5	2.8	2.3	4.3	3.0

Total Fixed Charges	$19.8	$18.6	$13.5	$13.1	$6.6

Ratio of Earnings to Fixed Charges	6.9	4.1	8.9	3.6	—
Deficiency of Earnings to Fixed Charges					74.1